UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of December 8, 2005

Commission File Number: 0-50832

Vermilion Energy Trust
(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On December 7, 2005 Vermilion announced that it has completed the previously announced acquisition of Glacier Energy Limited (“Glacier”), acquiring 100% of the outstanding shares of Glacier. Transition agreements with senior members of Glacier’s management team have been entered into, so as to provide guidance to Vermilion over the next six months in order to facilitate a smooth transition of operatorship and technical expertise. Vermilion has established a fully staffed coalbed methane team, which includes several former employees of Glacier.

This press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

Date: December 8, 2005.	By:	/s/ Curtis W. Hicks

Curtis W. Hicks
Executive Vice President and Chief Financial Officer

Exhibit A

Press Release - December 7, 2005
Vermilion Energy Trust Announces Completion of Glacier Transaction

Vermilion Energy Trust (VET.UN-TSX) (“Vermilion”) is pleased to announce that it has completed the previously announced acquisition of Glacier Energy Limited (“Glacier”), acquiring 100% of the outstanding shares of Glacier. Transition agreements with senior members of Glacier’s management team have been entered into, so as to provide guidance to Vermilion over the next six months in order to facilitate a smooth transition of operatorship and technical expertise. Vermilion has established a fully staffed coalbed methane team, which includes several former employees of Glacier.

The acquisition will add approximately 1,300 boe/d (Glacier’s 50% interest) from the wells that have been drilled and completed to date, once all the wells are tied in during the first quarter of 2006. Combined with Vermilion’s share of production from these properties, the total anticipated production of approximately 2,600 boe/d represents an effective increase of over 2,000 boe/d to Vermilion, as compared to Vermilion’s production from these properties in the third quarter of 2005. Vermilion has included approximately $33 million in the 2006 capital program towards the ongoing development of these properties.

Since commencement of the project in mid 2004 to the end of 2005, the joint venture will have drilled approximately 85 wells into the CBM play, delineating a substantial portion of this resource. Based on the results of the drilling program to date, a minimum of 450 additional wells can be drilled on these lands over the next few years based on conventional CBM development of four wells per section. Recent industry activity in the area is testing the reserve recoveries from six and eight wells per section. Successful results with an expanded development program would significantly increase the development opportunities on Vermilion’s lands, potentially doubling the number of drilling locations on this asset base with substantial increases in recoverable reserves.

Vermilion enjoys a competitive advantage as an international energy trust and benefits from geographically diverse production. This proposed acquisition highlights Vermilion’s commitment to maintaining a strong core of assets in Western Canada, complementing its strong production bases in Western Europe and Australia. The Trust will continue to focus on expanding its asset base in these core regions. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN.

This press release contains forward-looking financial and operational information including debt levels, production and capital expenditure projections. These projections are based on the Trust’s expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions. Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil. Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please contact:

Paul Beique
Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta T2P 0J4
Phone: (403) 269-4884
Fax: (403) 264-6306
IR Toll Free: 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com